Exhibit 99.1

Mercurity Fintech Holding Inc. Board Approved Proposals, Including Share Consolidation and ADR Ratio Change

New York, -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced that, on December 29, 2022, the Company’s Board of Directors (the “Board”) has approved to proceed with: 1) the share consolidation and simultaneous change of the ADR ratio; 2) the transfer of the register of members of the Company; and 3) the termination of the deposit agreement.

The Share Consolidation and Change of the ADR ratio

The Board approved the proposal on the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of four hundred (400)-for-one (1) with the par value of each ordinary share changed to US$0.004 per ordinary share. Following the Share Consolidation, the authorized share capital of the Company will be US$250,000 divided into 62,500,000 ordinary shares with a par value of US$0.004 each (the "Ordinary Share"). Further, as approved by the Board, the Company will effect a simultaneous change of the American Depositary Receipts (“ADRs”) to ordinary share ratio from 1-to-360 to 1-to-1 (the “ADR Ratio Change”).

The exact timing of the Share Consolidation and ADR Ratio Change, and additional details and instructions for registered shareholders regarding the Share Consolidation, will be communicated by the Company in a press release and other documentation to be issued at a later date.

The Transfer of the Register of Members of the Company

The Board approved the transfer of the register of members of the Company from Maples Corporate Services Limited to VStock Transfer, LLC, which will act as the transfer agent of the Company’s ordinary shares, upon the suspension of the Company’s ADRs program and the commencement of trading the Company’s ordinary shares.

The Termination of the Deposit Agreement.

The Board approved to terminate the Deposit Agreement, as amended (the “Deposit Agreement”) effective on February 28, 2023, by and among the Company, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares outstanding under the terms of the Deposit Agreement dated as of April 13, 2015 and as amended.

“The Share Consolidation, the ADR Ratio Change and termination of the ADR program are all positive from our company’s perspective,” said Shi Qiu, the Company’s Chief Executive Officer. “This will likely save our company a significant cost, solidify our place in the U.S. capital markets, allow for more transparent oversight and compliance with the U.S. Securities and Exchange Commission, NASDAQ, and other U.S. regulators, and provide a broader range of capital opportunities and potential partnerships in the future. All of these factors combined to make this a relatively easy decision for our Board of Directors, as the benefits from the Share Consolidation, the ADR Ratio Change and termination of the ADR program would potentially make our company more attractive to investors and a more solid choice for similar firms looking to collaborate on projects in the coming years.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com